UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Great Lakes Dredge & Dock Corporation
(Name of Issuer)

COMMON STOCK (PAR VALUE $0.0001)
(Title of Class of Securities)

390607109
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 390607109
(1) Names of Reporting Persons
Harvey Partners, LLC
(2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware, United States

Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	3,419,000*
(6) Shared Voting Power:	0*
(7) Sole Dispositive Power:	3,419,000*
(8) Shared Dispositive Power:	0*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
3,419,000*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
☐
(11) Percent of Class Represented by Amount in Row (9)
5.1%*
(12) Type of Reporting Person
IA

* See Item 4 for additional information.

Item 1(a).	Name Of Issuer:

Great Lakes Dredge & Dock Corporation (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

9811 Katy Freeway

Suite 1200

Houston, TX 77024

Item 2(a).	Name of Person Filing:

This report on Schedule 13G is being filed by Harvey Partners, LLC, a Delaware limited liability company (the “Reporting Person”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

120 White Plains Road

Suite 430

Tarrytown, NY 10591

Item 2(c).	Citizenship:

Harvey Partners, LLC, a Delaware limited liability company.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Common Stock”).

Item 2(e).	CUSIP No.:

390607109

Item 3.	If This Statement Is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	☒ An investment adviser in accordance with § 240.13d–1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d–1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d–1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution: _______

Item 4.	Ownership:

(a)	Amount Beneficially Owned:		3,419,000*
(b)	Percent of Class:		5.1%*
(c)	Number of Shares as to which such person has:
	(i)	sole power to vote or to direct the vote:	3,419,000*
	(ii)	shared power to vote or to direct the vote:	0*
	(iii)	sole power to dispose or to direct the disposition of:	3,419,000*
	(iv)	shared power to dispose or to direct the disposition of:	0*

* Based on the information set forth in the Quarterly Report on Form 10-Q of the Company filed with the Securities and Exchange Commission on November 7, 2023, there were 66,612,455 shares of the Company’s Common Stock outstanding as of November 3, 2023. As of December 31, 2023, Harvey SMidCap Fund, LP, a Delaware limited partnership (“SMidCap Fund”), held 269,028 shares of Common Stock and Harvey Master Fund, L.P., a Cayman Islands exempted limited partnership (“Master Fund”), held 168,609 shares of Common Stock. The Reporting Person is the investment manager of SMidCap Fund and Master Fund, and as such, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by SMidCap Fund and Master Fund. As of December 31, 2023, the Reporting Person held 2,981,363 shares of Common Stock in managed accounts. James A. Schwartz and Jeffrey C. Moskowitz, the Managing Members of the Reporting Person, share voting and investment power with respect to all securities beneficially owned by the Reporting Person. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, the Reporting Person is deemed to beneficially own 3,419,000 shares of Common Stock, or 5.1% of the Common Stock deemed issued and outstanding as of December 31, 2023.

As of December 31, 2023, the Reporting Person is deemed to have sole dispositive authority over 3,419,000 shares of Common Stock and sole voting authority over 3,419,000 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the owner of more than five percent of the class of securities, check the following: [   ]

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

HARVEY PARTNERS, LLC

By:	/s/ Jeffrey C. Moskowitz
Name:	Jeffrey C. Moskowitz
Title:	Managing Member

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)